Filed by CECO Environmental Corp. Pursuant to Rule 425 under the Securities Act of 1933, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Thermon Group Holdings, Inc.

Commission File No.: 001-35159

Transcript

February 26, 2026, 1:00PM

Mary Rusnak 0:17

Global town hall meeting. We're going to wait here a little bit to let some more people join in. But just to kind of introduce our process today, I'm Mary Rusnak and I'm the head of global marketing here for CECO. Today, Todd Gleason, our CEO, is going to be speaking about many of the things that have been happening. I'm sure many of the things that you've seen including our 2026 goal review and some of the things that we're looking forward to in the year, looking back at a few things in 2025 and then also discussing a little bit about the Thermon transaction that happened recently, very exciting things that are happening.

Just a little bit in terms of the structure here today, if you would like to ask a question, you are welcome to do so either in the chat or in the Q&A portion and either we'll try and get through it during the presentation if it's related or we will wait for the end and try to answer all the questions.

Todd Gleason 1:09

OK.

Mary Rusnak 1:13

During the actual presentation, you will remain muted, but we will actually open up the lines at the end, and you'll be able to ask questions if you want to just wait until the end as well. But definitely plenty of opportunities to ask questions and hopefully you all enjoy today's presentation. I'm going to turn it over to Todd.

Todd Gleason 1:34

Thank you, Mary, and I am pleased to be sharing some information with each of you today as Mary already said, but I'll also want to reiterate, welcome to a sort of what we call a global town hall meeting. I will be sharing some information today and we'll have time after that for any questions. Nothing's off limits and we'll do our best to get to as many of the questions as we can.

Excuse me, I will also say as Mary did for for many of you, it's early morning and so thank you for getting up if you and being interested for, For many of you, it's relatively late in the day or evening. We thank you as well for.

Todd Gleason 2:26

Carving out some time to listen in. And for those of you that this is right in the middle of your workday, thanks for also taking a little bit of time, stepping aside, listening, asking questions and learning. One thing that's true about CECO, there's many things that are true about CECO is that we're an ever evolving transforming company and we like to try to get people together in venues, formats like this to make sure people feel informed, updated and whether we're doing it in person and let's say a global leadership meeting or a town hall session out in. or we're doing it virtually on teams like this. It's important that we continue to stay as close to each other as possible, share information, especially when it's hot off the press, so that people have a chance to sort of hear it from us, from me and digest it. And I think it always is nice when I hear back from employees, you know either positive or concerning, you know comments that I don't understand this, please help. So that's why we're doing these sessions. With that said, let me dive into some of the material.

If I can, OK, I don't have a lot on financials. I don't have a lot on our earnings release. I know that at times we've done that. For those of you that have been with CECO for a number of years, you know that we have provided a lot of updates on our financials. That's important.

We'll continue to do that, but we also know you have access to listening and reading our earnings release information, our annual report. There's plenty of material out there for those of you that are keenly interested in just financials. I will talk about some things. We're very proud of our financials.

This first slide though, I think captures some of the some of the more unique aspects of our last year on the left side and we talked about it in one of the comments on the right side of the slide and that's the bottom comment that says external recognition. We should all be proud our 1600 employees around the world, which is going to increase and I'll talk about that in a second. But we should all be proud of what we all do every day for our customers in our communities, in our organization, with our teams.

It's an exciting time to be at CECO and it's being recognized. Independent news organizations and and, and you know, magazines and on TV are recognizing companies like CECO for their growth, for their performance, for how. People feel about working with and working at CECO. So, I'm pleased to share that each year we seem to be receiving a little bit more recognition. We don't seek recognition, but when it finds us, it reminds us of how proud we are that the company we're building is resilient and sustainable, but also fun. Place to work, we think. And so, it's nice to have these recognitions and we wanted to share that and we're being recognized by our customers every day and it does speak through our financials. In 2025, we had a billion dollars in new orders and bookings.

We have about $800 million in our backlog. You go back five years when I started and, you know, we were booking somewhere around $300 million a year, and we had less than $200 million in backlog. You know, our stock continues to perform at an incredibly positive level. I know many of you own stock, have received stock. It's a, you know, it's a way that we're obviously generating great financial performance for our employees and our stock allows us to have a currency to go and make even more investments.

Like mergers and acquisitions, which we're gonna talk about, but we also have access to more capital as a result of our stock because it's a little bit like having a credit card you don't need to use, but if you ever did, it's there for you. You know, we continue to grow not just in our orders.

Not just in our revenue, but also in our population. Again, you go back five years ago, we had about half as many employees than we do today. Some of that has come from the great transactions we've had where we've brought new organizations in. But a lot of this is to support our growth. A lot of this is to support our international expansion. We really are proud of being a global company. And when you're a global company, you want to have outstanding talent all around the world, whether it's in Korea, in India, in Dubai, in Europe, throughout the North America, between Canada and the US and many other locations around the world, we have grown relatively significantly. And if you've been to some of our new locations like South Dubai or our new office in Nunspeet, Netherlands, or our new office in Singapore or our new office where I'm at today in Dallas.

When I say new over the last year or so, it's visible leadership. You walk into those locations, our employees are proud. Customers realize how much we've grown, how far we've come. It's a visible leadership that I think we're really proud of. So really, no matter how you're looking at CECO in 2025, how you're looking at CECO today or over the last few years, you know, growth, leadership, recognition. I think, you know, new opportunities for employees, lots of new investment. There's just a lot that we're proud of and and we're humble. We know we're not perfect. We know we have plenty of things to work on.

And we're going to continue to work on those processes on on making sure we have the right talent to maximize our opportunities. So you know, being confident and proud but but humble is a really nice trait and and I see it every day at CECO that we, you know, we we like to celebrate our successes.

But we really like to lean into opportunities that we have and make sure that we're improving every day.

This is a just a quick slide. We shared this a few days ago publicly. You know when you look back at the last four years, I think we have here since 2022, you know each of these metrics that are highlighted in the boxes, you know orders up 100%. Backlog up 150%, revenue up 83%. That means in four years we've, we've basically doubled the company. That's incredible and I'm proud of that. You know our margins are up with you know almost five points of margins or 490 basis points. So not only are we growing, we're really growing.

Going with even more profitability and we're proud of that and you know and when it falls down to our income or our adjusted income, you know that it is also up even more than revenue. So, we're adding people, we're moving into newer, nicer facilities, we're making acquisitions as we show. Here on this slide over the last, you know, four years, you know, more than a dozen transactions bringing great companies, great people into CECO. And we're doing all that while we're becoming more profitable and we're doing all that while we're becoming more recognized as a global leader. You know, we may be very diverse, but the outside market, our customers, our shareholders and those people that are paying attention to companies growth, we may be diverse, but we're not confusing. We're not confusing because we continue to focus everything that we do on working for industrial customers and solving their most complicated environmental problems and challenges. And those environmental problems and challenges are in the form of people, keeping people safe in the work environment, keeping the natural environment safe, not just the facility, but around the facility in the community, we cleaned in.

You know contaminated air and water and other process fluids and gases and we do all that so that process works extremely well and we and those people that are working there and Mother Nature around those facilities are all as clean as possible. And then you know we're also ensuring that.

The workplace in industrial equipment is being maximized. So, we say it every day. We keep, you know, we're proud of our win right culture and we're really proud of the mission that we have as a company with industrial companies to protect people, protect the environment and protect industrial equipment and.

And we're doing all that while we're having just outstanding financial performance. Now as we look forward, we're going to keep doing much of that. And we're proud and we're excited to continue our mission and our focus on not just, you know, making sure that our customers and our communities are benefiting from our solutions and our services, but we also look for other organizations. Just like I talked about for the last four years, we've done more than a dozen acquisitions to bring great companies.

Into CECO, that share a similar niche leadership position in the industrial space, that share a similar passion for, you know, making sure that the work environment, the community environment, the investment in the equipment remains safe.

It remains process, you know, focused and productive. And about six months ago we started a dialogue with a great company thinking of ways that we could just work together strategically. Business development. They're a leader in a lot of niche areas. We're a leader in a lot of niche areas. What could we?

Maybe do together. And not only did that conversation start to create some ideas of how we could work together, it actually created more of an idea of why we maybe should just come by. And that's what we announced 2 days ago, the CECO Environmental.

Which in 2025 produced around $775 million in revenue, with even more revenue sort of promised for 26 and Thermon Group, another leader in their respective spaces that generated about 500 million.

In revenue with more revenue promised in 2026 and 2027 that creating a global industrial leader delivering mission critical environmental and thermal solutions is really an opportunity that both leadership teams saw as.

Great strategic fit, a phenomenal financial fit and one that we wanted to bring 2 leading companies with very similar values together. Now let's explore what that means. First of all, you can read these quotes, you can read our press release. The take away here I think really captures it both companies are extremely proud of engineered solutions and you know we're really we're engineering solutions for that sustainable growth, that premier performance for our customers and that value creation that I just talked about. We have very complementary businesses. We're not competing with Thermon, they're not competing with CECO and our brands.

Show up to the customer site, each providing unique solutions. How can we work together with their technology and ours? A significant opportunity for growth. How can we balance out our organization? A significant opportunity for even more and stronger sustainable financial performance.

So Bruce Thames, their CEO, and I spent real time and energy really appreciating that 1 + 1 can really equal 3 in this combination.

This is a busy little slide. It says that the transaction value is about $2 billion. How we're buying Thermon is interesting. We are giving Thermon shareholders.

Sort of $10 in cash per share that they're going to divide up and the rest of the acquisition is done using CECO stock. So let me explain that Thermon has about 34 million shares outstanding.

That means, you know, if every one person owned one share, they'd have 34 million shareholders. They don't. There are plenty of institutions that own a lot of shares. We're proposing, and it has been accepted, that we will give them $10.

For each of those 34 million shares, obviously that math turns out to be $340 million. They'll divide that up amongst their shareholders essentially, and the rest of the acquisition is done by combining our stock.

The acquisition or what we're calling a combination because of how much stock we're using, it results in us as CECO shareholders owning about 63% of the future shares and Thermon shareholders owning about 37 or 37 1/2%.

Of the future shares. So, the math suggests this is an acquisition. CECO's buying Thermon, but because we're talking about so much stock, it's really a combination and that's what we've been calling it that. So that's the math on the transaction. Let me talk a little bit more about the company.

And the transaction, I already mentioned some of these, but like I said, very complementary. Let me explain why. First of all, this is a transformational merger or acquisition.

750 million and 500 million really catapults the size and the scale and the capabilities with CECO. Remarkably, $500 million added to our organization changes who we are pretty quickly.

We have 75% of our sales that are associated with longer term projects. We know what we do. You know what we do. We solve incredible power generation emissions and thermal acoustics needs. We solve natural gas pipeline separation and filtration needs. We solve industrial air.

And industrial water needs and we do it at CECO in big projects. Thermon does it by Shipping their product every day. They put a label on a box of thermal heating cable, they ship it out, they make that sale every day, very short cycle. It's called operating OpEx sales, very short cycle.

The balance of CECO and Thermon is going to be powerful where our financial profile and their financial profile is a great marriage. They have higher gross margins and higher EBITDA margins. We have higher top line growth. Again, a great fit. They're more centered on the Americas, between Canada and the US and all the way down through sort of Central and Latin America, we're more balanced between North America and international. So, we're bringing a capability together that each is looking forward to.

Let me go to the next slide.

They are also a very diverse company. While they talk about being a thermal and heating technologies and solution company, you can see on this slide that that cuts across a range of different offerings from heat trace where their heat trace.

Cable or sort of, you know, thermal components and cabling and thermal products are widely used across a range of industries to their heating systems where there might be, you know, a liquid load bank that's testing the environment associated with the data center to their boiler solutions that are.

Highlighted there down to tubing bundles, rail and transport, an area that I hadn't thought about. But if you've ever ridden in a rail car and it's warm in a very, very cold day, that is associated with their, you know, their moving rail heating systems, the fact that the train tracks were the.

Switches occur are often very safe because of the railway switch heaters. It's a very interesting, diverse company that cuts across a lot of different areas and we're very excited about the category sort of in that bottom right, the digital solutions we've been thinking for years.

Of ways that we can bring new controls, network solutions into our products in industrial air and in energy solutions. This provides us with a lot of those capabilities and we're looking forward to learning about their control’s environment.

You can see some of their key brands on the right. For many of us that have worked in the industrial world for 20-30 years, some of these, some of these brands jump off the page at you, not just Thermon, but you know, Roughneck and others. These are very well-known brands just like our very well-known brands when you walk into a.

To a food processing facility at Tyson Foods, they talk about a Kemco, that we need another Kemco because to them it's just a brand, it's not even a product brand. They have a lot of that same association in their marketplace.

I'm not going to read this. I've already talked about some of these aspects of the transaction, but again, two companies with a ton of leadership in niche industries, two companies with broad installed base. Bringing two companies together gives us even more reach and scale.

And because they have a business model and we have a business model, when it comes together, it's much more resilient. This is a transaction that is built for leadership, built for scale and built for growth.

Again, not going to read all this. There's just a lot of complementary aspects of bringing this together. We at CECO are extremely well positioned for some of the best secular growth themes in the world today in any market. I don't care if you're in.

Technology, healthcare, financial services, most people would love to be associated with some of the industrial and energy themes that we're associated with. Power is a super cycle. Reshoring industrial, not just in the US, but in other parts of the world, in Europe, Canada and other sort of, you know, nations that are bringing back a lot of industrial. So, we're very much at the epicenter of those two themes. Infrastructure spend globally requires industrial expansion in every corner of the world, our ability to be well positioned as we go forward.

in East Asia, Southeast Asia, China, India, is is a remarkable position for us to be. So, we at at CECO are so well positioned and benefiting from these global themes that are powerful and we believe are going to continue. Thermon is also associated.

They're getting in a better position every day for data centers also associated with reshoring, also associated with infrastructure. So, the secular tailwinds are powerful. The complementary operating models are powerful. The fact that we share a lot of customers, the customers inside the customer might buy differently. They might buy a Thermon product and not think about a CECO one, but we share a lot of the same customers, the parent customer, if you will. We share a lot of that. And then you know, look, we've spent time getting to know these leaders. They're great people and that's important. Great people. That means that you create a great culture.

They may use different words, but Thermon has a win-right culture as well. They're very proud of their values. They're very proud of their 75-year history as an independent company. They're very proud of the value they create, the safety, the quality, the on-time delivery for their customers.

That

Is a shared culture. So, we are not colliding with a different organization. We're of equal size in terms of the number of people. So, we're gonna be one company here in about three or four months. And when we're one company, we're gonna want to be able to work together. And I can assure you that our view is that these are the.

Types of people that we work together well with already. So, all of this is to say we think it's a very exciting transaction.

The new CECO when combined looks like this. We think that on a run rate basis as we go into 2027, so this won't be our full year because we won't have combined for the full year. But if I can snap my fingers and pretend that we were together.

For the full year and we've maximized our growth and synergies for the full year. We would say we're a $1.5 billion company with about 39 or 40% gross margins, which is up significantly from where CECO is today and we're up.

Five percentage points were where we were just a few years ago. So, we've gone from 30 to 35. Now we're going to go from 35 to 39%, even more profitable, you know, generating almost $300 million of earnings before interest, tax and depreciation with those margins being almost 20%, a very financially strong company because of this merger. And we are gonna find cost synergies. Two public companies don't need two boards, or one public company doesn't need two boards. We don't need to have two outside auditors. We don't have to have two Amazon.

Contracts to support our network, if that's what we have. We don't have to have two of everything, we can have one of everything. So, there's an immediate corporate synergy associated with two public companies coming together. We have other synergies around the world where we're going to look at our best processes, our best contracts.

Our best relationships and we're going to choose and go with that. And then we haven't even valued this, but there's going to be real commercial synergies where we bring their leading products and capabilities and relationships with ours. And what can we do together? I've learned over the last 12 acquisitions that we've made.

That we help those acquisitions grow as still brands and still operating units and they help CECO grow because we benefit from their relationships with their customer. So we're looking at this as an opportunity rich merger and acquisition because there are so many opportunities for us to find even more value. Together, we will be, you know, 60% Americas, 15% more when you add Canada, and about, you know, 25% outside of that, you know, 23, 24% between you know, EMEA and APAC and look, you know, with 3200 employees, 10,000 customer relationships, a global presence with an incredible footprint, we're going to continue to grow internationally just like we have been over the last four or five years. I have a feeling strongly, over the next few years, this is going to continue to be even more balanced like it is at CECO today. We're currently about 60% America's, 40% international. So, you know, I think that international growth is just going to be a powerful opportunity.

Looks like a complicated slide with a lot of colors. It really isn't. If you look at CECO on the far left and you say, well, what markets do we serve as a percent of our revenue, you can see how that is segmented and you can see down below the CECO side of the slide that we're about 50% long.

Long cycle projects, we book a big order and it takes us at least 12 months to recognize the revenue on that big order. And then 30% is what we're calling mid cycle projects. We book an order, we deliver it in six months. We recognize all the revenue in six months. That means 80% of our revenue we have in backlog at some point.

And that project executes over a multi month, multi quarter period. Conversely, you look at Thermon, 17% of their revenue comes from that profile, 83% of their revenue they're shipping every day.

Every day, every day, off their loading dock goes one of their products, goes one of their solutions, goes one of their controls and they're recognizing that revenue every day. It's a great combination. When you look to the far right, 25% of our business will be focused on Power Gen. 25% on other oil and gas applications.

That means 50% is across a range of diverse industries, a range from automotive to metals to semiconductor, you name it, very balanced company. And down below on the far right, 30% now is long cycle.

25% mid cycle, 45% short cycle. Incredible balance. I can assure you that most CEOs would love to have this type of diversified industrial, all focused on the same values, all focused on the same mission, all focused on helping our customers maximize their processes.

And a safe environment and with the revenue balance that we're going to have, this is a powerful combination and we're excited about it, as you can tell.

So you may have heard the way I ended Tuesday's earnings release call. CECO's have been delivering strong results for years. CECO's been growing stronger than most companies. CECO's been expanding internationally strongly. CECO is proud because we're strong and Thermon led by Bruce Daines.

Is also proud of many of those same accomplishments. They feel like they're a strong, independent company that has delivered strong returns for their shareholders, strong leadership in their markets. Both companies are proud of our strengths. Both companies are proud of what we've accomplished as an organization. But as I've been explaining here for the last few minutes. We believe that the future looks brighter together and we're stronger together. So please join me in thinking forward of welcoming when it when the transaction closes, which we think will close and.

You know, June timeframe could be a little later, could be a little earlier, but somewhere around the mid-year time frame, we're going to be welcoming another 1600 employees to CECO Environmental. Thermon is going to stay a large strategic business group, operating group just like we're designed. They're excited about that. And look, our job is to continue to focus on the customer, continue to focus on our deliverables and functional roles, if that's what you're in, continue to work hard to ensure that our behaviors represent our win right values.

And of course, start to when asked by the right people to work on an integration, which is going to be the most important integration we've done yet, and work on ways for us to grow in the marketplace together with Thermon. So, for those of you, you're going to be very involved in this transaction, but for most of you, it's business as usual.

Back to focusing on the mission at hand, back to focusing on the customer deliveries at hand. And we know that that is what you're working on every day. So, with that, I'll stop talking for a second, take a drink of my coffee, and we'll open it up, Mary, for questions. I'm going to stop not sharing my computer maybe, but.

Just coming down off of my screen share like that so that I can see any of the questions or see if there's somebody that's signaling something. And for now, I just want to thank everyone again for your interest and time and attention to this. Let's go ahead and open it up while we certainly have plenty of time to do so.

Mary Rusnak 32:01

Thank you, Todd. And just a reminder, everybody, you can ask questions in the Q&A, you can throw it in the chat or if you want to ask a question live, just raise your hand and we'll unmute you. Right now we have a question from Manuel Venya.

And the question is, during the State of the Union, it was discussed that tech companies should build their own power plants at their new data centers. They will need to have critical air filtration systems to remove corrosive gases. With this announcement, will this help our company CECO to talk with these?

Tech companies to install our dry scrubber vessels at their data centers. These dry scrubber vessels would protect IT equipment from corrosion, ensuring uptime and preventing data loss without requiring water or producing hazardous liquid waste.

David Taylor 32:38

OK.

Todd Gleason 32:56

Well, look, first of all, let me say that's maybe the most detailed question I've ever received. I want to thank you for taking the time to write that. The second comment I have and I'm going to answer it is that question should actually almost be a marketing pitch, Mary, to you know, to why you know we should be, you know, data centers and, you know and the growth in in that industry and semiconductor, et cetera, is why you know CECO is so well positioned. Look, there's two reasons why not just this combination, but just what we're investing in as a leader and an industrial leader is powerful.

And as it relates to this and many other solutions that we have in our diverse portfolio, number one, you know a scrubber for a semiconductor fabrication plant for example, might be a, you know, might be a $25 million or $50 million project could be.

Yes, certainly. And it depends on the size and the complexity of what we're trying to solve. Those big companies and customers really want to work with other big companies and customers because we used to have to almost, you know, put a guarantee down which we're still going to have to do that we can, we can financially afford to do this project.

And when we were 300 million in revenue, those types of guarantees were were somewhat expensive and you couldn't do an endless amount of those guarantees. As we grow, we have access to different type of financial options. As we grow, those companies even sort of stop asking us for those guarantees because they look at us and they go, oh.

You're 1 1/2 billion and you know and then of course you know Thermon is expanding rapidly in data centers already and so our ability to leverage those relationships with them, then you know take advantage of some of our great relationships. We all know that that sale is as much about relationships.

As it is about the solution you're providing, our customers have lots of options. They move fast. They don't have time to learn everything. When we sit down with our customers and we say, look, we've got a great relationship with you. We've been solving your air and your acidic issues and your other challenges. By the way, we also offer this and we think you need.

Those customers are like, we do need that. OK, those relationships, having a foot in the door with those customers, we're going to be able to, it's going to be a powerful combination because each of us, CECO, our brands, Thermon, their brands, our niche leaders when you're #1, two or three in so many end markets.

You have great relationships with your customers, period. And they are one, two or three in many of their end markets. So, we look forward to understanding what that represents.

Mary Rusnak 35:43

Hey, we have a question from Ryan Oviatt. You obviously are doing this transaction for the long-term value, but are you surprised by the market's initial reaction? What have you heard from analysts and investors so far about the deal?

Todd Gleason 35:59

Yeah, it's a great question, Ryan, and thank you. You know, so Ryan, you know joined CECO a little over a year ago as part of the Profire acquisition. Ryan and Cameron Co CEOs of the organization, a lot of knowledge and experience with how shareholders react.

So look, when you announce a large transaction like we did on Tuesday, there's always an anticipation that the stock market is going to overreact one way or the other. So there rarely does that. There's a there's a phrase. I didn't invent this phrase.

The stock market gets things wrong in the short term, but right in the long term, right? Not all the time, but oftentimes. I've been surprised the day of earnings almost the entire five years that I've been at Segal when we announced the Profire acquisition 1/4 before we closed.

Closed on Profire, our stock also reacted negatively and in just a few weeks, if not even a week, our stock was right back to where it was. The stock market sort of shoots first and aims later.

And when we announce a $2 billion transaction, the stock market sometimes thinks, oh my gosh, Todd is going to take on $2 billion of debt. That's an insane amount of debt. Then we start talking with investors. Even though we provided them with the information, they don't have time to react. They just react and we say no, we're going to take on $300 million worth of debt. That's the only cash. The rest is stock. Those same investors that I think we’re a little nervous when they read the press release, then go, oh, well, I'm no longer nervous. I'm going to buy some stock again.

There's a lot of technical reasons that on the day of a transaction, a stock can go really high and then come back down, or can go the opposite direction and then come back up. In fact, you saw yesterday that for no new news, our stock recovered not half of what it lost, but we're pretty darn close.

And that's just in one day. So, we're not concerned about the reaction of the market because now that we're out talking with investors and they're digesting the information, it makes a lot of sense to them. And no matter how clearly, we worded things in a press release or in a PowerPoint presentation.

They're going to overreact a little bit. You know, do we love seeing our stock go down, you know, $10 in one day? No, but we're going to get it back. And by the way, this is what they call a very accretive transaction, which means there's two types of transactions when you do an acquisition.

There's ones that are dilutive, meaning we're paying more to acquire Thermon to buy their earnings than we’re currently giving credit for. That's called a multiple. Or there's a type of transaction that we're announcing with Thermon, which means we're seeing is a hired value company.

So.

Therefore, when we buy them and we get credit for the great growth that we're going to deliver from this combination, then that immediately is accretive to our earnings. So, our shareholders are now and their shareholders are appreciating that this is a highly accretive transaction and, and we have a lot of shareholder overlaps.

So I think the people that sold our stock on Tuesday were kind of fast money anyway, and that's OK. They have a right to participate in the market however they see fit. But we're seeing our stock recover, and I think we're going to be fine.

Mary Rusnak 39:47

OK. Thank you, Todd. And let's see, we have one here from Eleanor Sinha. What key outcomes will define success for CECO after the Thermon acquisition is fully integrated into our business?

Todd Gleason 40:04

Look, we have, we have a lot of goals and objectives when it comes to this transaction and in no particular order there are going to be financial metrics, some of which I just articulated the strength of the diversity of our business, we need to make sure.

That we don't disrupt Thermon's ability to focus on their customers, their financials. We can't disrupt CECO's focus on our growth and our customers. So, the first measure of success is ensuring that we're handling both organizations, both cultures.

Both operating models carefully. We're not gonna just waltz in and start breaking things at Thermon. We don't need to. We don't want to. We're not gonna do it when we start integrating. I will not accept if our team comes in arrogantly and says we bought you, this is what you're gonna do. It's an exaggeration. I don't think anyone would say that. So the first model of success is that in the next 6 to 12 months, Thermon and CECO wake up and we say, geesh, that was actually a pretty, you know, uneventful integration. Thermon has Microsoft Dynamics 365, CECOS has Microsoft Dynamics 365. We're not forcing them to go to a different ERP system. Thermon might be ahead of us on some things like the HRIS system with Workday. Great, maybe we're gonna take their learnings in that system and will be Implemented at CECO, we each have similar compensation and performance models. Not a big change. They're a Texas based corporation. We're a Texas based corporation. Not a lot changes. So, I'm gonna make it a big point. Culturally, operationally, the integration needs to embrace what needs to stay working at each company and embrace the opportunities for us to synergize, not just for financial reasons, and integrate the best of both companies. So, my marker of success is going to be as much as anything.

The great performance that each companies have in front of us independently, making sure we maximize that together. I've seen their three-year growth plan. They hit their three-year growth plan and we hit ours. I don't need to deliver more than that. That is going to be incredible results.

For our shareholders, for our customers and for our employees. So our job is to not break anything first and foremost. Our job is to get the best out of both that already exists, the plans that already exist and maximize that. I think what will be powerful is when we start to not just find these synergies.

In the organizations but find these really cool growth opportunities. They might start small, they might start with Geesh. We should be looking at ways to take their Genesis controller and apply that to some of our industrial air applications. How do we do that? Or they have a solution that helps capture the gas monitoring.

Associated with a stack and make sure that that data or that sample comes down from the top of the stack to the monitoring solution with their thermal cabling. Maybe that's an opportunity for us to explore business development opportunities or partnerships or even future investments for that monitoring solution.

Solution, which we've thought about in the past. So, I think over the next few years, much like our other acquisitions, our goal is to find that 1 + 1 = 3 from a combined organization. Some of it's going to be financial, a lot of it's just going to be our ability to operate together very well and.

Find these pockets of growth opportunity, whether it's us helping them expand internationally, they were looking at making an investment in China for a new facility. What a coincidence. We've made an investment in China for an expanded facility. They were looking at making an investment in Korea to have an actual footprint. What a coincidence. We already have.

Capabilities for that in Korea, they're looking at expanding their capabilities in Singapore and Southeast Asia. What a coincidence. We have a great operation in Singapore where we have a new office that we're willing to certainly bring in more capabilities. I could go around the world, Dubai, they have operations in Salt Lake City.

We have operations in Salt Lake City. They have operations in Alberta, Canada. You hear where I'm going with this. They're based in Texas. We're based in Texas. I think the powerful combinations, as you're hearing me say, it's going to jump off the page at us why this deal works this year and over the next few years, there's just going to be a lot of nice overlap that we're going to recognize. And I look forward to town halls in the next few years where we're not just talking about our financial results, but cool ways that we're growing together.

OK.

Mary Rusnak 45:08

Thank you. We have another question from Nicholas Sawyer. Overall, how do you envision AI impacting the way we interact and do business with our customers and potential customers in the future?

Todd Gleason 45:22

Well, that's a whole presentation in and of itself. We, you know, we often joke about things that we've seen in our backgrounds. You know, I was, I was part of the first.com boom and bust. I was part of when every company had a data scientist.

Ahead of data and that sort of boomed and busted. I don't think AI is going to bust. I think it's here to stay. I think that we're all seeing the power of AI in our lives. ChatGPT, et cetera, is a remarkable tool that's come so far in the last year. We're learning.

Exploring what that looks like, but we're also investing in it. We'll be describing some of those investments separately cause it's really important that our organization hears how we're investing, but at the highest.

Level of an example. We get customer requests all the time for very complicated proposals. We engineer those proposals and we then try to win or lose on those proposals. Let's say we win. Now we have a very detailed engineered design.

Application engineer design proposal. That then goes to project management. That then goes to supply chain management. That then goes to the execution teams. How do we leverage the backbone of all that using AI to think smarter, making things less paper or faster digital sharing?

Learnings from how are we getting productivity? Why are we putting that more into the bid proposal? Even if we're holding that as contingency, learning how from A-Z an entire project or process works there and then deploying that to our company within CECO where we do similar detailed designs, project wins, project.

Execution. Rather than being fragmented and relying on just people, we can rely on a backbone of knowledge that is just built to make our people work even faster and smarter. I put this presentation together with others, of course, but you know, in the future we might use an AI.

You know person an AI machine to grab our best presentations. They can go compare against 50 other company presentations and just bring us examples of better ways to describe something on a slide, better ways to create a video to market our results and you know Mary can.

Quadruple her marketing output without having to add anybody because her team can now work smarter, faster, better. The ability to create literature, the ability to create videos and presentations. The things that we do every day that take time away from our customers, away from our growth. Look.

We're always gonna be a manufacturing company, whether we're manufacturing it or our fabricators and suppliers are. That doesn't go away with AI, but we can be smarter and faster about our growth and we're gonna invest in that. We're already investing in that. We have what we call sort of the first projects within separation filtration. And thank you, David Taylor and the.

Team that is working on that along with Stephen Merchant here at corporate and others, Sameer and IT. We've got a really exciting early set of projects and opportunities that we're gonna invest in and I think fondly back a number of years now to the relatively early phase of my career.

Where I was being asked to work on some cutting edge e-business Internet based solutions for Honeywell and aerospace and you know that was back in the 1990s. And you know, we were looking at how do we put things on the Internet in ways that we never thought to do before. And obviously we know that that's just continued.

When we look forward five years, AI is going to be more part of our jobs individually, more part of our jobs functionally, and it's going to help us with knowledge and it's going to help us with, you know, with advancement. We've got to be careful. We have to protect things. We have to protect.

Are an intellectual property. We have to protect our systems and our networks. It's kind of a scary topic if you really want to blow it out to what AI could look like. We've all heard and seen those headlines. We all read the books, you know, when we were in school. That kind of makes technology pretty scary. So I'm interested in regulation.

I'm interested in protections and security. It's why we need to continue to stay on top of our cyber threats and other things is let's just make sure we're we're thinking proactively about the good while we're protecting ourselves and our infrastructure and our assets from things that could go wrong.

It's a balance.

Mary Rusnak 50:19

Thank you. Some really good questions out here today. It looks like that is the end of the questions. Unless somebody, oh, wait, here we go. One just popped in here.

And from Balaji, are the projected $40 million synergies from this transaction primarily driven from cost efficiencies? Is there further upside based on operational and revenue synergies like the examples you mentioned?

Todd Gleason 50:50

Yeah, that's a good question. So, here's what we know today. We know that we're going to learn a lot more. We have been working with a small group of individuals from Thurmont and a small group of individuals from CECO over the last couple of months.

To look at why this combination is powerful strategically. Look at why this conversation combination is powerful culturally. Look at why this combination should happen now versus not happen now.

And that's been our focus. Of course, those same small group of people have identified some of the items that I've already suggested. We have a board of directors. Thermon has a board of directors. We pay those directors. We don't need two board of directors. That's a synergy.

You go to the next line. We have an external auditor. They have an external auditor. We don't need two external auditors. Can we make that a synergy, right? All you go down the list of things that are obvious, then we say, Geesh, what we’re going to be things that they were investing in or are investing in that we have?

Already that they no longer need to invest in. That's a synergy, vice versa. They have something. When you think about even things like our 401K plan, we're gonna take the best of the 401K plans, but now our 401K retirement plan provider, they're gonna give us a discount. So, I'm just using.

Funny numbers. If we're paying $100 for that service provider and they're paying $100, when you put it together, instead of us each paying 100, maybe we pay $150.00 combined. That's a synergy. So, we've identified opportunities that are associated with what we consider low hanging fruit. That's at least half of the.

Synergies. The other half are already identified kind of expectations that we buy a bunch of metal, they buy a bunch of metal. We're gonna have some scale there. They have a better logistics contract. We can benefit from that logistics contract. We have extra space in some of our facilities. They can move in.

We can collapse a rooftop that they don't need any longer and we can save the lease. We can save, you know, the, you know, the property taxes, etc. And we're in the same communities so people can just start working in one location rather than two separate locations. Those are the synergies.

I'm more excited about the growth synergies as we go forward. Now our teams are going to start to work together. We have about 90 days before we combine officially. We're going to start that integration work in a week or two together. We're going to learn more about these synergies. We're going to put plans in place to go after those synergies.

It isn't about just eliminating people's jobs. It is. In fact, we want to grow. We have jobs that are open that we need to fill, and they have jobs that are open they need to fill. But there are going to be some, you know, redundancies that we're gonna make sure come out of the combined organization, mostly at the corporate level. But beyond that, it's really.

About cost, operational efficiencies, productivity, purchasing, logistics and then ultimately growth and commercial opportunities. So, I think 40 million is relatively conservative, but it's a darn good number to start and I think we're going to capture that over the next few years.

And if that's the last question, Mary, go ahead and let me know.

Mary Rusnak 54:20

You know what? How about we end with this one because it's probably a good one. I know we're trying to the end here, but how it's from Rachel Arnett and how will we communicate changes to customers, partners and the CECO community?

Todd Gleason 54:33

Yeah, thank you. Good, good question, Rachael. So we have, we have a toolkit that we've started to deploy to our all of our businesses, letting them have you know content that they can share that you know that helps our.

Suppliers, our customers, you know understand what we just announced, what it, what it represents at we're still separate organizations. So, we can't necessarily do things together until it's officially combined. Like I said, think of that being mid-year, June.

Maybe May, July, somewhere in there. At that point, we'll make it even a stronger offering or you know, series of communications with customers. So really the only thing we're doing today is we're providing all of our business leaders with frequently asked questions so that they can do.

Similar town halls or if they're being asked to, can you explain what this Thermon deal means and what does it mean for us? Our customers are interested. We don't have a lot of overlap with individual customers within the customer. You know, we both might sell to Samsung, but the buying groups are different either way. Thermon.

Is going out with the communication to all of their key customers and suppliers saying we announced that we're going to combine with CECO, we're doing the same thing. But in 90 days or so, 100 days when we actually combine, that's when we're going to have even more communication, more material to help our customers understand what this represents.

And then throughout the first few months and quarters, you know Mary for example and her team along with the business marketing and business development sales teams will get even better at communicating to our customers how they can take advantage of our expanded product offering. So, for today.

It's helping people just understand what they heard and why both organizations are excited and why this, you know, we're both going to operate, you know, individually for the next few months. But once we're combined, we'll offer even more materials for our for our team so that they can they better understand how they explain the combined offering.

Mary Rusnak 56:44

And Todd, just to add to that for the rest of the team on the call, we have a wonderful internal communications tool, my CECO. And if you go there right now, you'll actually see that there is a link to our investor presentation. So, if you want to see that and understand a little bit more, but there's a wonderful page and link.

That.

We've developed as well about the Thurman transaction and there's an FAQ sheet in there that I think many of you would probably find very helpful. So please head on over there and as we get more information, we're gonna continue to populate both of those areas. So great places for you all to go and get additional information and as.

Always, you know, ask your leaders within your groups if you have additional questions that you know maybe aren't answered by that. But we are running up on the end of our time here and want to thank everybody for joining and just turn it over to Todd if he has any other final comments.

Todd Gleason 57:43

Well, no, thanks Mary. Great, great addition there to where people can find some information. My CECO is going to continue to offer even more content, and I want to thank you and your team for continuing to make that an even I think more vibrant landing zone for our employees to grab on the materials and to see sort of some of the.

Latest information, great questions. We know there's a lot of interest, a lot of excitement. I will say I have been part of large transactions several times in my career. When you're the acquirer, you have a different feeling. You feel like you know.

You know that, you know, we're looking forward to learning about Thermon and working with them. And when you're being acquired, it's a different feeling. You're a little nervous. You're losing some identity. You're maybe a little less sure of what the future holds somehow for you or your team or my .

is when and if you have a chance to meet Thermon people, be sensitive to that. They're trying to understand what it means to lose some of their identity here. That's not the case. You know I think I speak on behalf of most of our acquisitions, if not all. You know Yes, it feels different at Profire today than it did two years ago when it was Profire, A publicly traded company and all employees only knew Profire. Yes, you go back a decade or more. It felt different to work at Peerless, A publicly traded company that was known as Peerless.

I think with pride, those businesses now are still extremely proud of those brands. They're still extremely proud of working together to solve customer solutions as Profire and Peerless. Just two examples.

But I think with equal pride, they like being able to say we're part of CECO, right? We're part of a company that's global. We're part of a company that, you know, delivers incredible results, not just in our combustion management or our emissions management solutions, but, you know, delivers incredible products to.

Protect people, protect the environment, protect industrial equipment and air and water and all these really cool areas that our customers care about. Our job is to try to work hard to maintain the vibrancy and the importance of our brands, but while we create.

You know a Halo above that is CECO environmental that people are saying around the world. I work at CECO again, I know that you go back years, people said I work at Peerless. I believe that they say I work at CECO much more now and I think that that's what we're going to try to welcome them on. We want them to continue to be proud of their individual brands.

We've got great brands. There's no reason for them not to be proud of that. Their locations and how they operate matter. We're not here to change that. But it's even more exciting when they can say we're part of CECO Environmental and that matters. And that scale and that leadership and that knowledge. When you go around the world, people are starting to take notice when it's not just Forbes and.

In Newsweek, it's our customers. They want CECO to have a seat at the table because of our strength, our scale and our capabilities. So, with that, I just want to remind everyone that we're two separate companies for the next handful of months. When it comes together, you'll know. Great questions, great energy. I want to thank everyone.

everyone for joining today. I hope you found this helpful. We look forward to continuing to do this throughout the year when appropriate. The town halls are important virtually. They're even more important when one of us are in town and we have a chance to answer questions and address your great opportunities and ideas. We get them all the time.

Sending your ideas. I look forward to seeing you soon. Thanks everyone.

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No Offer or Solicitation

This communication is for informational purposes only and is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

This communication is being made in respect of the proposed merger transaction (the “Proposed Transaction”) involving Thermon Group Holdings, Inc. (“Thermon”) and CECO Environmental Corp. (“CECO”), among other things. The issuance of shares of CECO common stock in connection with the Proposed Transaction will be submitted to the stockholders of CECO for their consideration, and the Proposed Transaction will be submitted to the stockholders of Thermon for their consideration. In connection therewith, CECO intends to file with the SEC a registration statement on Form S-4 (the “Registration Statement”) that will include a joint proxy statement/prospectus. Each of CECO and Thermon may also file other relevant documents with the SEC regarding the Proposed Transaction. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or any other document that CECO or Thermon, as applicable, may file with the SEC in connection with the Proposed Transaction. After the Registration Statement has been declared effective by the SEC, a definitive joint proxy statement/prospectus will be mailed to the stockholders of CECO and Thermon. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF CECO AND THERMON ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT CECO, THERMON, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the registration statement and joint proxy statement/prospectus, as well as other filings containing important information about CECO, Thermon and the Proposed Transaction, once such documents are filed with the SEC through the website maintained by the SEC at https://www.sec.gov. Copies of the documents filed with the SEC by CECO will be available free of charge on CECO’s website at https://investors.cecoenviro.com. Copies of the documents filed with the SEC by Thermon will be available free of charge on Thermon’s website at https://ir.thermon.com. The information included on, or accessible through, CECO’s or Thermon’s website is not incorporated by reference into this communication.

Participants in the Solicitation

CECO, Thermon and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transaction.

Information about the directors and executive officers of CECO, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) CECO’s proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 10, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/3197/000155837025004649/ceco-20250520xdef14a.htm), (ii) a Form 8-K filed by CECO on July 24, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000003197/000095017025098303/ceco-20250718.htm), (iii) a Form 8-K filed by CECO on September 16, 2025 (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000003197/000119312525204657/ceco-20250912.htm) and (iv) to the extent holdings of CECO’s securities by the directors or executive officers of CECO have changed since the amounts set forth in CECO’s proxy statement for its 2025 Annual Meeting of Stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0000003197.

Information about the directors and executive officers of Thermon, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in (i) Thermon’s proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on June 18, 2025 (and which is available at https://www.sec.gov/Archives/edgar/data/1489096/000148909625000097/thr-20250618.htm), (ii) a Form 8-K filed by Thermon on July 1, 2025 (as amended July 15, 2025) (and which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001489096/000148909625000115/thr-20250701.htm) and (iii) to the extent holdings of Thermon’s securities by the directors or executive officers of Thermon’s have changed since the amounts set forth in Thermon’s proxy statement for its 2025 Annual Meeting of Stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001489096.

Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction when such materials become available. Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from CECO and Thermon using the sources indicated above.

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. All statements, other than statements of historical fact, included in this Form 8-K that address events, or developments that CECO and Thermon expect, believe, or anticipate will or may occur in the future are forward-looking statements. The words “intend,” “expect,” and similar expressions are intended to identify forward-looking statements. Forward-looking statements in this communication, but are not limited to, statements regarding the Proposed Transaction, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. However, the absence of these words or similar expressions does not mean that a statement is not forward-looking.

There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Proposed Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Proposed Transaction that could reduce anticipated benefits or cause the parties to abandon the Proposed Transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, the possibility that stockholders of CECO or Thermon may not approve the Proposed Transaction, the risk that the parties may not be able to satisfy the conditions to the Proposed Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Proposed Transaction, the risk that any announcements relating to the Proposed Transaction could have adverse effects on the market price of CECO’s common stock or Thermon’s common stock, the risk that the Proposed Transaction and its announcement could have an adverse effect on the ability of CECO and Thermon to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending Proposed Transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond CECO’s or Thermon’s control, including those detailed in CECO’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at https://investors.cecoenviro.com and on the SEC’s website at https://www.sec.gov, and those detailed in Thermon’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Thermon’s website at https://ir.thermon.com and on the SEC’s website at https://www.sec.gov.

All forward-looking statements are based on assumptions that CECO or Thermon believe to be reasonable but that may not prove to be accurate. Such forward-looking statements are based on assumptions and analyses made by CECO and Thermon in light of their perceptions of current conditions, expected future developments, and other factors that CECO and Thermon believe are appropriate under the circumstances. These statements are subject to a number of known and unknown risks and uncertainties. Forward-looking statements are not guarantees of future performance and actual events may be materially different from those expressed or implied in the forward-looking statements. The forward-looking statements in this communication speak as of the date of this communication.

Neither CECO nor Thermon undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as the date hereof.